Cantor Fitzgerald & Co.

499 Park Avenue

New York, New York 10022

Haitong International Securities Company Limited

22/F, Li Po Chun Chambers

189 Des Voeux Road

Central, Hong Kong

Prime Number Capital, LLC

14 Myrtle Drive

Great Neck, New York 11021

As representatives of the prospective underwriters

VIA EDGAR

October 21, 2019

Office of Telecommunications

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Charles Eastman
Mr. Robert S. Littlepage
Mr. Joshua Shainess, Esq.
Ms. Celeste M. Murphy, Esq.

Re:	Request for Effectiveness
Aesthetic Medical International Holdings Group Ltd. (the “Company”)
CIK No. 0001757143
Registration Statement on Form F-1, as amended (Registration No. 333-234022)
Registration Statement on Form 8-A (Registration No. 001-39088)

Dear Mr. Eastman, Mr. Littlepage, Mr. Shainess and Ms. Murphy:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Time, on October 24, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between October 15, 2019 and the date hereof, approximately 2,025 of the preliminary prospectus of the Company dated October 15, 2019 were distributed to prospective underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours,

As representatives of the prospective underwriters

CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of Investment Bank

[Signature Page to Underwriters Acceleration Request]

Very truly yours,

As representatives of the prospective underwriters

HAITONG INTERNATIONAL SECURITIES COMPANY LIMITED

By:	/s/ HO Kenneth Shiu Pong
Name: HO Kenneth Shiu Pong
Title: MD - Equity Capital Markets

[Signature Page to Underwriters Acceleration Request]

Very truly yours,

As representatives of the prospective underwriters

PRIME NUMBER CAPITAL, LLC

By:	/s/ Xiaoyan Jiang
Name: Xiaoyan Jiang
Title: CEO

[Signature Page to Underwriters Acceleration Request]